Exhibit (a)(11)

INTERNAL MEMORANDUM

Date:	October 21, 2009

From:	Aspect Medical Systems, Inc.

To:	Participants in Aspect Medical’s Employee Stock Purchase Plan (“ESPP”) Current Offering Period (June 15, 2009 through December 11, 2009)

Subj:	Treatment of ESPP in Merger

This memorandum addresses how we will handle participation in our ESPP during the current offering period, which extends from June 15, 2009 through December 11, 2009, and your right to purchase shares of our common stock using your ESPP contributions. This memorandum also describes how shares purchased using these contributions will be handled pursuant to the Merger Agreement (as defined below).

As you are aware, on September 27, 2009, we entered into an agreement and plan of merger (the “Merger Agreement”) with two indirect wholly owned subsidiaries of Covidien plc. Covidien has commenced a tender offer to purchase all of our outstanding shares of common stock at a price of $12.00 per share, net to the seller in cash, without interest and subject to applicable withholding and transfer taxes. Following the purchase of shares in the tender offer, a merger will occur (the “Merger”) in which we will become a wholly owned subsidiary of Covidien.

Pursuant to the Merger Agreement, if the Merger closes before December 11, 2009, then prior to such closing, all outstanding options to purchase common stock under the ESPP will be cancelled automatically as of the closing date. However, each participant in the ESPP for the current offering period shall be deemed to have exercised the option in full under the ESPP based on payroll deductions then credited to his or her account as of October 23, 2009, and shares of common stock will be issued to such participant in accordance with the terms of the ESPP. No further payroll deductions will be made following October 23, 2009. We expect that the common stock under the ESPP will be purchased at a price of $11.40 per share. Upon the closing of the Merger, any shares purchased under the ESPP will be converted automatically into the right to receive $12.00 per share in cash, without interest thereon, less any applicable withholding and transfer taxes.

Instead of continuing to participate in the ESPP, you may elect to withdraw all contributions you have made to date and cease making further contributions. You will receive the amounts you have contributed during this purchase period, without interest.

Please check the appropriate box below, sign and return to Kelley Forrest before November 2, 2009 so that the Company take appropriate measures so that the payroll deductions made under the ESPP are treated in accordance with your wishes. Failure to return this election by November 2, 2009 will result in your payroll deductions being returned to you.

Please note that you are not permitted to increase your payroll deductions (or increase your purchase elections under the ESPP in any other way) from those that were in effect on September 27, 2009.

The ESPP will terminate prior to the effective time of the Merger and no new plan periods shall commence after September 27, 2009.

TO BE COMPLETED BY EACH PARTICIPANT IN THE ESPP (CHECK ONE):

☐	I ELECT TO WITHDRAW ALL AMOUNTS DEDUCTED UNDER THE ESPP AND HAVE SUCH CASH AMOUNTS RETURNED.

☐	I DO NOT ELECT TO HAVE ANY AMOUNTS WITHDRAWN FROM THE ESPP AND AGREE THAT I WILL RECEIVE SHARES OF COMPANY COMMON STOCK AS DESCRIBED IN THIS MEMO.

Name:

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR THE MATTERS ADDRESSED HEREIN; AND (C) THE TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.